UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 10, 2020

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 5 - 8 February 2020

Bagsværd, Denmark, 10 February 2020 — This company announcement discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of EU Regulation No. 596/2014 on market abuse.

Members of Executive Management have in 2016 participated in a long-term incentive programme consisting of a one-year performance period (2016) and a three-year vesting period (2017-2019). The shares allocated after the one-year performance period (2016) have been locked up for a three-year period. The number of shares has not subsequently been reduced by the Board as the financial performance in the vesting period reached specified threshold levels. Hence, the original number of shares allocated after the one-year performance period has on 5 February 2020 been transferred to current and former executives as specified below. No dividend has been paid to the executives during the one-year performance period or the three-year vesting period.

Moreover, Novo Nordisk may, when recruiting employees, provide a recruitment package in the form of cash payment or share incentive programme.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Fruergaard Jørgensen
2	Reason for the notification
a)	Position/status	President and CEO
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	4,729 shares

d)	Aggregated information
	- Aggregated volume	4,729 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Monique Carter
2	Reason for the notification
a)	Position/status	Executive vice president, People & Organisation
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (Transfer of shares in accordance with the recruitment package)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	3,025 shares

d)	Aggregated information
	- Aggregated volume	3,025 shares
	- Price	DKK 0.00
e)	Date of the transaction	8 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	EVP, International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	2,864 shares

d)	Aggregated information
	- Aggregated volume	2,864 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Karsten Munk Knudsen
2	Reason for the notification
a)	Position/status	EVP, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	2,058 shares

d)	Aggregated information
	- Aggregated volume	2,058 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	EVP, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	1,306 shares

d)	Aggregated information
	- Aggregated volume	1,306 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	EVP, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 433.95	440 shares

d)	Aggregated information
	- Aggregated volume	440 shares
	- Price	DKK 433.95
e)	Date of the transaction	6 February 2020
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Camilla Sylvest
2	Reason for the notification
a)	Position/status	EVP, Commercial Strategy & Corporate Affairs
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	1,842 shares

d)	Aggregated information
	- Aggregated volume	1,842 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Mads Krogsgaard Thomsen
2	Reason for the notification
a)	Position/status	EVP, chief science officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	5,246 shares

d)	Aggregated information
	- Aggregated volume	5,246 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Mads Krogsgaard Thomsen
2	Reason for the notification
a)	Position/status	EVP, chief science officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 429.35	2,600 shares

d)	Aggregated information
	- Aggregated volume	2,600 shares
	- Price	DKK 429.35
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Wulff
2	Reason for the notification
a)	Position/status	EVP, Product Supply & IT
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 0.00	4,253 shares

d)	Aggregated information
	- Aggregated volume	4,253 shares
	- Price	DKK 0.00
e)	Date of the transaction	5 February 2020
f)	Place of the transaction	Outside a trading venue

Definitions and background information:

Publication

Publication shall take place no later than three working days after the trading by board members, executives or their associated persons. Publication is only required when the total amount of transactions of a specific board member/executive or his/her associated persons in any one calendar year has reached EUR 20,000 (calculated individually).

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) Other relatives defined as brothers, sisters, parents, grandparents, children, grandchildren, cousins etc. who have shared the same household with a board member or executive for a period of at least one year on the date of the given transaction and 4) any legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a board member/executive or by a person referred to in items 1)-3) above, or which is directly or indirectly controlled by such a person, or which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

What is trading/transaction?

Trading is any kind of transaction, including shares and share related securities purchased or otherwise acquired, sold or otherwise disposed, gifts, mortgages, heritage and grants, allotments and exercise of options.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, i.e. Nasdaq Copenhagen or New York Stock Exchange.

What is the volume and price of transaction and aggregated information?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. In case of a single transaction the price is the price of that single transaction. In case of multiple transactions, when the transactions relate to the same financial instrument, are of the same nature, are executed on the same day and are executed on the same place, the volume must be aggregated. The price of the aggregated transactions is the weighted average price.

The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,700 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 8 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 10, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer